JM

Johnson Matthey

04030552

May 24, 2004

RECEIVED
MAY 2 6 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 158

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7000 0600 0024 3711 5909

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings By Directors**	**14 January 2004**
2.	**Dealings By Directors**	**21 January 2004**
3.	**Dealings By Directors**	**22 January 2004**
4.	**Dealings By Directors**	**28 January 2004**
5.	**Dealings By Directors**	**05 February 2004**
6.	**Dealings By Directors**	**06 February 2004**
7.	**Dealings By Directors**	**19 February 2004**
8.	**Dealings By Directors**	**19 February 2004**
9.	**Dealings By Directors**	**25 February 2004**
10.	**Dealings By Directors**	**04 March 2004**
11.	**Holdings In Company**	**10 March 2004**
12.	**Dealings By Directors**	**12 March 2004**
13.	**DealingsBy Directors**	**17 March 2004**
14.	**Dealings By Directors**	**18 March 2004**
15.	**Trading Statement**	**25 March 2004**
16.	**Dealings by Directors**	**30 March 2004**
17.	**JM Acquires AMC**	**31 March 2004**
18.	**Dealings By Directors**	**15 April 2004**
19.	**Dealings By Directors**	**22 April 2004**
20.	**Dealings By Directors**	**30 April 2004**
21.	**Notification of Major Interests in Shares**	**30 April 2004**
22.	**Dealings By Directors**	**11 May 2004**
23.	**Dealings By Directors**	**20 May 2004**

dw 6/10

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

Full Text Announcement

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:47 14 Jan 2004
Number	2492U

Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr J N Sheldrick

Person with Holding(s)
as above

Registered Holder(s)
Mr J N Sheldrick

Connected Person(s)
n/a

Nature & Extent of transaction
Mr J N Sheldrick - sale of 40,000 shares

Number of shares/amount of stock acquired
N/a

Percentage of Issued Class
N/a

Number of Shares/Amount of stock disposed of
Mr J N Sheldrick 40,000

Percentage of issued class
0.018%

Class of security
Ordinary £1 shares

SHARE SALE PRICE
Mr J N Sheldrick 40,000 @ 957.00p

Date of Transaction
14 January 2004

Date Company Informed
14 January 2004

Total holding following this notification

Mr J N Sheldrick 52,222

Total Percentage holding of Issued Class following this notification
0.02%

Contact and telephone number for queries
Ms Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Ms Lynne Sanderson 020 7269 8461

Date of Notification: 14 January 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:49 21 Jan 2004
Number	4929U

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	55
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.53
Date of Transaction	16/01/2004
Date Company Informed	21/01/2004

Total Holding Following this notification	**Shares**	**Options**	**LTIP allocations**
	9122	*86230*	*47795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 21 January 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:21 22 Jan 2004
Number	5489U

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	39
N A P Carson	39
P N Hawker	39
D W Morgan	39
J N Sheldrick	39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.52

Date of transaction
21 January 2004

Date company informed
22 January 2004

Total holding following this notification

C R N Clark	17,759
N A P Carson	44,854
P N Hawker	6,945
D W Morgan	35,315
J N Sheldrick	52,261

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 22 January 2004

END

Full Text Announcement

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:47 14 Jan 2004
Number	2492U

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr J N Sheldrick

Person with Holding(s)
as above

Registered Holder(s)
Mr J N Sheldrick

Connected Person(s)
n/a

Nature & Extent of transaction
Mr J N Sheldrick - sale of 40,000 shares

Number of shares/amount of stock acquired
N/a

Percentage of Issued Class
N/a

Number of Shares/Amount of stock disposed of
Mr J N Sheldrick 40,000

Percentage of issued class
0.018%

Class of security
Ordinary £1 shares

SHARE SALE PRICE
Mr J N Sheldrick 40,000 @ 957.00p

Date of Transaction
14 January 2004

Date Company Informed
14 January 2004

Total holding following this notification

Mr J N Sheldrick 52,222

Total Percentage holding of Issued Class following this notification
0.02%

Contact and telephone number for queries
Ms Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Ms Lynne Sanderson 020 7269 8461

Date of Notification: 14 January 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:49 21 Jan 2004
Number	4929U

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	55
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.53
Date of Transaction	16/01/2004
Date Company Informed	21/01/2004

Total Holding Following this notification	**Shares**	**Options**	**LTIP allocations**
	9122	*86230*	*47795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 21 January 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:42 28 Jan 2004
Number	7570U

Johnson Matthey

To: London Stock Exchange
Via RNS

28 January 2004

Dear Sirs

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey plc advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey plc:

Date	Number of Shares	Price
28 January 2004	1,100,000	9.4314 pence

The Trust is for the benefit of Johnson Matthey employees and inter alia is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey plc are beneficiaries under the Trust, they have an interest in all the shares acquired.

Yours faithfully

A L Sanderson
Assistant Company Secretary

END

Date of transaction
21 January 2004

Date company informed
22 January 2004

Total holding following this notification

C R N Clark	17,759
N A P Carson	44,854
P N Hawker	6,945
D W Morgan	35,315
J N Sheldrick	52,261

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 22 January 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:21 22 Jan 2004
Number	5489U

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	39
N A P Carson	39
P N Hawker	39
D W Morgan	39
J N Sheldrick	39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.52

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	14:44 5 Feb 2004
Number	0730V

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	Mr A M Thomson
Person with Holding(s)	Mr A M Thomson
Registered Holder(s)	As in 2 above
Connected Person(s)	n/a
Nature & Extent of transaction	Dividend reinvestment – purchase of shares
Number of Shares/Amount of stock acquired	18 shares
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	nil
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.17
Date of Transaction	4 February 2004
Date Company Informed	5 February 2004
Total Holding Following this notification	2056 shares
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Sanderson, 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 861

Date of Notification: 5 February 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:22 6 Feb 2004
Number	1436V

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	56
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.22
Date of Transaction	05/02/2004
Date Company Informed	06/02/2004

	Shares	Options	LTIP allocations
Total Holding Following this notification	*9178*	*86230*	*47795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 6 February 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	18:23 19 Feb 2004
Number	6399V

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC		
Name of Director	L C Pentz		
Person with Holding(s)	L C Pentz		
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)		
Connected Person(s)	n/a		
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.		
Number of Shares/Amount of stock acquired	54		
Percentage of Issued Class	less than 0.01%		
Number of Shares/Amount of Stock Disposed	n/a		
Percentage of Issued Class	n/a		
Class of Security	Ordinary £1 shares		
Price Per Share	£9.20		
Date of Transaction	12/02/2004		
Date Company Informed	19/02/2004		
Total Holding Following this notification	**Shares** *9232*	**Options** *86230*	**LTIP allocations** *47795*
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%		

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 19 February 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	18:26 19 Feb 2004
Number	6400V

Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan & dividend reinvestment (N Carson & P Hawker only)

Number of shares/amount of stock acquired

C R N Clark	39
N A P Carson	47
P N Hawker	47
D W Morgan	39
J N Sheldrick	39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.34

Date of transaction
18 February 2004

Date company informed
19 February 2004

Total holding following this notification

C R N Clark	17,798
N A P Carson	44,901
P N Hawker	6,992
D W Morgan	35,354
J N Sheldrick	52,300

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 19 February 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:14 25 Feb 2004
Number	8366V

Johnson Matthey

+To: London Stock Exchange
Via RNS

25 February 2004

Dear Sirs

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey plc advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey plc:

Date	Number of Shares	Price
24 February 2004	300,000	933.94 pence

The Trust is for the benefit of Johnson Matthey employees and inter alia is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey plc are beneficiaries under the Trust, they have an interest in all the shares acquired.

Yours faithfully

A L Sanderson
Assistant Company Secretary

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	12:01 4 Mar 2004
Number	1407W

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	55
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.21
Date of Transaction	02/03/2004
Date Company Informed	03/03/2004

	Shares	Options	LTIP allocations
Total Holding Following this notification	*9287*	*86,230*	*47,795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
Brigid Conway 020 7269 8461

Name of authorised company official responsible for making this notification
Brigid Conway 020 7269 8461

Date of Notification: 4 March 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:19 12 Mar 2004
Number	5091W

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	N A P Carson and L C Pentz
Person with Holding(s)	N A P Carson and L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Dividend Reinvestment by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	N A P Carson: 5/2/2003 – 4; 5/8/2003 – 7; 4/2/2004 – 3; Total – 14 L C Pentz: 4/2/2004 - 38
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	5/2/2003 - £7.77; 5/8/2003 - £9.015; 4/2/2004 - £9.19
Date of Transaction	5/2/2003; 5/8/2003 and 4/2/2004
Date Company Informed	11/3/2004
Total Holding Following this notification	N A P Carson: 44,915 shares L C Pentz: 9,325 shares
Total Percentage Holding of Issued Class Following this	Less than 0.02%

Notification

Contact and telephone number for queries:
A L Sanderson, 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 12 March 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:08 17 Mar 2004
Number	6494W

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC		
Name of Director	L C Pentz		
Person with Holding(s)	L C Pentz		
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)		
Connected Person(s)	n/a		
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.		
Number of Shares/Amount of stock acquired	59		
Percentage of Issued Class	less than 0.01%		
Number of Shares/Amount of Stock Disposed	n/a		
Percentage of Issued Class	n/a		
Class of Security	Ordinary £1 shares		
Price Per Share	£8.96		
Date of Transaction	15/03/2004		
Date Company Informed	17/03/2004		
Total Holding Following this notification	**Shares** *9384*	**Options** *86,230*	**LTIP allocations** *47,795*
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%		

Contact and telephone number for queries:
Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Sanderson 020 7269 8461

Date of Notification: 17 March 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	14:05 18 Mar 2004
Number	6874W

Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
P N Hawker	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.97

Date of transaction
17 March 2004

Date company informed
18 March 2004

Total holding following this notification

C R N Clark	17,840
N A P Carson	44,957
P N Hawker	7,034
D W Morgan	35,396
J N Sheldrick	52,342

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 18 March 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:33 30 Mar 2004
Number	1236X

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	(i) L C Pentz (ii) N A P Carson and J N Sheldrick
Person with Holding(s)	(i) L C Pentz (ii) N A P Carson and J N Sheldrick
Registered Holder(s)	(i) T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US) (ii) N A P Carson and J N Sheldrick
Connected Person(s)	n/a
Nature & Extent of transaction	(i) Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan. (ii) Regular reinvestment of dividends paid into Single Company PEPs.
Number of Shares/Amount of stock acquired	(i) L C Pentz 58 (ii) N A P Carson 2; J N Sheldrick 13
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	*(i)* £8.98 (ii) £8.84
Date of Transaction	(i) 25/03/2004 (ii) 29/03/2004
Date Company Informed	30/03/2004

Total Holding Following this	**Shares**	**Options**	**LTIP allocations**

notification	*L C Pentz*	*9,442*	*86,230*	*47,795*
	N A P Carson	*44,959*	*115,698*	*78,459*
	J N Sheldrick	*52,355*	*132,215*	*92,891*

Total Percentage Holding of Issued Class Following this Notification Less than 0.01%

Contact and telephone number for queries:
Brigid Conway 020 7269 8461

Name of authorised company official responsible for making this notification
Brigid Conway 020 7269 8461

Date of Notification: 30 March 2004

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	11:43 15 Apr 2004
Number	6426X

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC		
Name of Director	L C Pentz		
Person with Holding(s)	L C Pentz		
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)		
Connected Person(s)	n/a		
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.		
Number of Shares/Amount of stock acquired	58		
Percentage of Issued Class	less than 0.01%		
Number of Shares/Amount of Stock Disposed	n/a		
Percentage of Issued Class	n/a		
Class of Security	Ordinary £1 shares		
Price Per Share	£9.02		
Date of Transaction	13/04/2004		
Date Company Informed	15/04/2004		
Total Holding following this notification	**Shares** *9,500*	**Options** *86,230*	**LTIP allocations** *47,795*
Total Percentage Holding of Issued Class following this Notification	Less than 0.01%		

Contact and telephone number for queries:
Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Sanderson 020 7269 8461

Date of Notification: 15 April 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	16:51 10 Mar 2004
Number	3868W

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company	Johnson Matthey plc
Name of shareholder having a major interest	Legal & General Investment Management
Person with holding	As in 2 above
Name of registered holder	HSBC Global Custody Nominee (UK) Ltd
Number of shares/amount of stock acquired	not known
Percentage of issued class	not known
Number of shares/amount of stock disposed	n/a
Percentage of issued class	n/a
Class of security	Ordinary £1 shares
Date of transaction	not known
Date company informed	10 March 2004
Total holding following this notification	8,826, 057
Total percentage holding of issued class following this notification	4.00%
Any additional information	
Name of contact and telephone number for queries	Lynne Sanderson 0207 269 8461
Name of authorised company	Lynne Sanderson

official responsible for making
this notification

Date of this notification: **10 March 2004**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	JM Acquires AMC
Released	11:10 31 Mar 2004
Number	1536X

JM Johnson Matthey

For immediate release Wednesday 31st March 2004

Johnson Matthey Acquires Sponge Nickel™ Catalyst Market Leader AMC

Johnson Matthey announces that it has acquired the AMC Group of companies ("AMC"), the global market leader in Sponge Nickel™ catalysts for $43 million. AMC is a privately owned company located in Tennessee, USA, which primarily serves customers in the pharmaceutical and speciality chemicals industries.

These Nickel catalysts are extensively used in hydrogenation and reductive alkylation reactions throughout the pharmaceutical industry as well as in a wide range of other chemical processes. They are often the first catalyst to be evaluated when designing a new process. The acquisition of a market leading position in Sponge Nickel™ catalysis is an important strategic addition to Johnson Matthey's Process Catalysts and Technologies business.

AMC had sales of $24 million in 2003 and employs 55 people at its facilities near Knoxville, Tennessee.

Commenting on the acquisition Chris Clark, Chief Executive of Johnson Matthey said:

"AMC, with its market-leading position in Sponge Nickel™ catalysts, is an excellent fit with our existing process catalyst businesses. The acquisition will bring important benefits for both Johnson Matthey's existing customers and those of AMC, providing access to our extensive range of chemical process catalysts and services."

Enquiries:

Ian Godwin	Group Corporate Communications Manager	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee/Laura Hickman	Gavin Anderson & Co	020 7554 1400

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Trading Statement
Released	07:00 25 Mar 2004
Number	9036W

JM Johnson Matthey

For Release at 7.00 am Thursday 25th March

Johnson Matthey Pre Close Trading Update – Trading in line with Expectations

Johnson Matthey's financial year ends on 31st March 2004 and its preliminary announcement of the full year results will be released on 3rd June 2004. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the second half of Johnson Matthey's financial year has been in line with expectations. For the year as a whole Catalysts and Pharmaceutical Materials divisions have achieved good growth in operating profit while Precious Metals division has been impacted by subdued trading conditions and the revised terms of the renewed contracts with Anglo Platinum.

The exchange rate for the US dollar has averaged 1.77/£ so far for the second half of the financial year compared with 1.62/£ for the first half. Dollar weakness will have an adverse effect on the group's reported results but earnings per share (before exceptional items and goodwill amortisation) are still expected to be ahead of last year and in line with market expectations."

Enquiries:

Ian Godwin	Group Corporate Communications Manager	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee/ Laura Hickman	Gavin Anderson & Co	020 7554 1400

END

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:51 22 Apr 2004
Number	9136X

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
P N Hawker	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.96

Date of transaction
21 April 2004

Date company informed
22 April 2004

Total holding following this notification

C R N Clark	17,882
N A P Carson	45,001
P N Hawker	7,076
D W Morgan	35,438
J N Sheldrick	52,397

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 22 April 2004

END

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:16 30 Apr 2004
Number	2294Y

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	58
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£9.13
Date of Transaction	28/04/2004
Date Company Informed	30/04/2004

	Shares	Options	LTIP allocations
Total Holding following this notification	*9,558*	*86,230*	*47,795*

Total Percentage Holding of Issued Class following this Notification	Less than 0.01%

Contact and telephone number for queries:
Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Sanderson 020 7269 8461

Date of Notification: 30 April 2004

END

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	17:32 30 Apr 2004
Number	2306Y

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company	Johnson Matthey plc
Name of shareholder having a major interest	AXA S.A
Person with holding	As in 2 above
Name of registered holder	AXA Investment Managers UK Ltd
Number of shares/amount of stock acquired	not known
Percentage of issued class	not known
Number of shares/amount of stock disposed	n/a
Percentage of issued class	n/a
Class of security	Ordinary £1 shares
Date of transaction	not known
Date company informed	30 April 2004
Total holding following this notification	6,635,732
Total percentage holding of issued class following this notification	3.32%
Any additional information	
Name of contact and telephone number for queries	Lynne Sanderson 0207 269 8461

Name of authorised company official responsible for making this notification	Lynne Sanderson
Date of this notification:	**30 April 2004**

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Company	Johnson.Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	10:57 11 May 2004
Number	5254Y

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	60
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£8.875
Date of Transaction	07/05/2004
Date Company Informed	10/05/2004

Total Holding following this notification	**Shares**	**Options**	**LTIP allocations**
	9,618	*86,230*	*47,795*

Total Percentage Holding of Issued Class following this Notification	Less than 0.01%

Contact and telephone number for queries:
Brigid Conway 020 7269 8461

Name of authorised company official responsible for making this notification
Brigid Conway 020 7269 8461

Date of Notification: 11 May 2004

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	14:57 20 May 2004
Number	9172Y

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
P N Hawker	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.64

Date of transaction
19 May 2004

Date company informed
20 May 2004

Total holding following this notification

C R N Clark	17,924
N A P Carson	45,043
P N Hawker	7,118
D W Morgan	35,480
J N Sheldrick	52,439

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 20 May 2004

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